Exhibit 2.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

For the twelve months ended December 31, 2009

INTRODUCTION

This document provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Equinox Minerals Limited (“Equinox” or the “Company”) to enable a reader to assess material changes in financial condition and results of operations as at and for the 12 months ended December 31, 2009, in comparison to the corresponding prior year.

This MD&A, which has been prepared as at March 10, 2010, is intended to supplement and complement the audited consolidated financial statements and notes thereto, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), for the 12 months ended December 31, 2009 (collectively the “Financial Statements”). All amounts in this MD&A are expressed in U.S. dollars, unless identified otherwise. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. References to “C$” in this MD&A refer to Canadian dollars.

This MD&A should be read in conjunction with the interim financial statements and the annual audited consolidated financial statements for the year ended December 31, 2008, the related annual MD&A included in the 2008 Annual Report and the Annual Information Form dated March 10, 2010 which have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and are available online at www.sedar.com.

Additional information relating to the Company is available online at www.sedar.com. Readers are also directed to the cautionary notices and disclaimers contained herein.

PERFORMANCE HIGHLIGHTS FOR THE YEAR

Financial

•	In its first year of production at Lumwana Equinox has achieved a solid financial performance.

•	The Company recorded an operating profit(1) for the year of $195.7 million and at year end held cash reserves of $109.1 million.

•	C1 operating costs(1) for the year averaged $1.49 per pound of copper. The Company is continuing to focus on cost management initiatives as Lumwana ramps up to full production.

•	The Company secured and closed a new $400 million corporate loan facility in February 2010 replacing the existing Lumwana project senior and subordinated debt facilities (see “Subsequent Events”).

•	The Company raised C$184,023,000 through the issuance of 102,235,000 common shares of the Company.

Lumwana Mine

Following handover to the Company of the Lumwana copper plant and other associated infrastructure from the engineering contractor in late 2008, mine commissioning and ramp-up commenced and Lumwana transitioned from a development project to a producing copper mine. Some of the key highlights and activities throughout the year included:

•	Ore mined and copper concentrate produced demonstrates quarter on quarter improvements throughout the year as ramp-up continued towards design production levels.

•	Strong first annual copper production of 109,413 tonnes of copper in concentrate delivered with Lumwana steadily improving towards nameplate capacity.

•	Operating profit achieved was $195.7 million. Operating profit is stated for the nine month period ended December 31, 2009 due to commercial production commencing April 1, 2009;

•

Operating profit was offset by non-cash derivative instrument losses resulting from the rising copper price leading to a net loss, after tax, of $183.1 million. This is primarily related to the remaining hedge book being marked to market at a copper price that has strengthened throughout the reporting period. Revenue was positively impacted by the same rising copper price.

•

Realized copper price, net of smelter treatment charges, was $2.61 per pound and 20,402 tonnes of payable copper was provisionally priced at $3.33 per pound ($7,356 per tonne) and remained subject to final pricing adjustment during Q1-10.

(1)	C1 operating cost and operating profit are non-GAAP financial measure. See “Non-GAAP Financial Measures” for more details.

•	Improved mine productivity, with total annual ore production of 13.1 million tonnes being achieved.

•	Process plant recoveries achieved 92% in the final quarter, the improved performance reflecting the reduced proportion of transitional ore being processed.

•	Plant feed grade averaged 0.95% copper for the year.

•	Average C1 operating cost per pound of copper of $1.49.

•	Mining and stockpiling of uranium mineralization continued with the stockpile at year end standing at approximately 2.5mt @ 1,000ppm uranium and 0.8% copper.

•	A steady improvement occurred in the Hitachi mine truck and shovel availability and performance.

•	Hitachi has agreed to deliver five additional EH4500 dump trucks (240 tonnes) by mid-2010 to expedite the recovery of lost availability hours on the existing fleet.

•

An additional Caterpillar light mining fleet including 16 x 40-tonne dump trucks, 5 x 100-tonne dump trucks, 2 x excavators and 3 x bulldozers was acquired to help accelerate stripping of weathered material.

•	Continued development of a self sustaining Lumwana town site and advancement in the commercial and retail developments including the Lumwana supermarket.

•

The Lumwana project achieved an excellent health and safety record during development. This has continued into the operations phase and Lumwana recorded a lost-time-injury frequency rate for every 200,000 man hours worked of 0.10 to December 31, 2009. Safety remains a key focus throughout Equinox’s operations.

Summary of Results	Fourth Quarter		Financial Year
(thousands of dollars, except otherwise noted)	2009	2008	2009(2)	2008
Gross sales revenue	$233,431	—	$531,962	—
Net income/(loss)	($27,465)	$183,296	($183,063)	$172,681
Earnings/(loss) per share	($0.04)	$0.31	($0.27)	$0.30
Copper produced in tonnes	34,626	—	87,150	—
Copper produced in pounds (millions)	76.3	—	192.1	—
Copper sold in tonnes	31,410	—	81,520	—
Copper sold in pounds (millions)	69.24	—	179.72	—
Realized copper price per pound (net of smelter charges)	$2.97	—	$2.61	—
C1 operating cost per pound of copper	$1.53	—	$1.49	—
Cash and cash equivalents	$109,130	$51,327	$109,130	$51,327
Weighted average shares outstanding (000s)	706,210	593,651	670,385	583,800

(2)	Production and sales related figures are for the nine month period ended December 31, 2009 due to commercial production commencing April 1, 2009.

At the end of Q4-09, the Company had, 20,402 tonnes of payable copper provisionally priced at $3.33 per pound ($7,356 per tonne) remain subject to final pricing adjustment during Q1-10. The final pricing adjustments recognized during the quarter from the Q3-09 provisionally priced copper sales was revenue of $5.5 million which is included in the gross sales for the quarter.

BUSINESS, MARKET & OUTLOOK

Background

Equinox is an international mining and exploration company, dual listed on the Toronto Stock Exchange (the “TSX”) and the Australian Securities Exchange (the “ASX”) under the symbol “EQN”. The Company was formed pursuant to Articles of Incorporation under the Canada Business Corporations Act on January 19, 2004 for purposes of becoming the Canadian holding company and to carry on the business of Equinox Resources Limited (“Equinox Resources”), its 100% owned subsidiary. The principal assets of Equinox include (i) a 100% interest (held through its subsidiary) in the Lumwana copper mine in Zambia (the “Lumwana Mine” or “Lumwana”), which consists of two major copper deposits, “Malundwe” and “Chimiwungo”, located 220 km northwest of the Zambian Copperbelt, together with numerous exploration prospects; and (ii) interests in a number of exploration projects in Zambia.

Core Business

Equinox’s primary asset is the Lumwana copper mine in Zambia. Since 1999, Equinox has focused its efforts on the Lumwana Mine, completing a pre-feasibility study in 2000, a bankable feasibility study in 2003 and a definitive feasibility study (the “DFS”) in 2005. Equinox commenced the construction of the Lumwana Mine in the fourth quarter of 2005. In December 2008, the Lumwana Mine was commissioned at a nameplate capacity of 20 million tonnes per annum (“Mtpa”) and copper sulphide concentrate production and sales commenced to off-takers. Commissioning of the Lumwana Mine completes the successful transition of Equinox from developing a major project to operating what management believes will become one of Africa’s largest copper mines when Lumwana achieves full production.

Significant opportunities exist at the Lumwana Mine following the completion of the ramp up to: (i) further expand and optimize the mine and concentrator throughput rate, (ii) to assess and evaluate the additional near mine deposits discovered to date, and (iii) to develop the Lumwana Mine uranium resource. In addition Equinox will continue to assess these opportunities for expansion and organic growth at the Lumwana Mine.

Equinox will continue to review and assess opportunities for organic growth and expansion, and corporate opportunities to grow the Company.

Copper Markets

Copper prices on average rose throughout the year, from a low of $1.38 per pound to a high of $3.33 per pound. The average price during the year was $2.34 per pound and closing price was $3.33 per pound. Copper prices have been influenced by increased Chinese demand, positive sentiment about future global economic expansion and continued constraints on and disruptions to the global supply of copper. It is expected that global recovery, in particular China, and supply restrictions will continue to support a positive outlook for copper markets.

Outlook

The ramp up of production at Lumwana will continue through the first half of 2010, with a target of achieving a plant design throughput rate of 20 Mtpa for the mine and mill in the second half of the year.

The Company expects that it will produce 135,000 tonnes (297.6 million pounds) of copper metal in concentrates in 2010 at a C1 operating cost of $1.35 per pound. Meeting this target is dependent on a range of factors including mine and mill performance during the annual wet season, the improvement in the availability and utilization of the mining fleet and performance of the processing plant.

This “Outlook” section is forward-looking information and readers are cautioned that actual results may vary. Refer to “Cautionary Statements – Forward-Looking Information” and “Risk and Uncertainties” sections in this MD&A.

OPERATIONS

An operating profit of $195.7 million was generated at the Lumwana Mine for the year ended December 31, 2009. Operating profit is stated for the nine month period ended December 31, 2009 due to commercial production commencing April 1, 2009. This operating profit was offset by a non-cash hedging instrument loss of $329.8 million related to the remaining hedge positions which no longer qualify for hedge accounting, leading to a net loss, after tax, for the year of $183.1 million or $0.27 per share. See “Financial and Other Instruments”.

During the year, mine and process plant operations continued to ramp up at the Lumwana Mine. Ore processed at the Lumwana Mine for the year was 13.7 million dry metric tonnes of ore, producing 253,917 dry metric tonnes of concentrate at an average copper grade of approximately 43.09%. This resulted in copper produced in concentrate of 109,413 tonnes (241.2 million pounds) at an average C1 operating cost of $1.49 per pound.

During the quarter ended December 31, 2009, Lumwana continued the ramp up phase for both the mine and process plant operations. The production results have shown continued improvement quarter on quarter over 2009, an improvement of copper in concentrate production of 23% between the third and fourth quarters of 2009. This was achieved notwithstanding the onset of the wet season, which impacted productivity during the fourth quarter.

The Lumwana operations team has continued to focus on the availability and utilization of mining equipment. Progress has been made with equipment suppliers on improving their maintenance and repair contract performance. Further improvement is necessary to meet equipment availability requirements, however it is expected these issues will be resolved over the coming quarters. The wet season has had a negative impact on equipment utilization and this is reflected in the reduced total material movement during the fourth quarter of 2009. The mining team is working on a number of strategies to improve performance and mine productivity. Process plant recoveries during the quarter have shown marked improvement to 93%, reflecting the reduced proportion of transitional ore processed during the fourth quarter.

Mining and stockpiling of uranium mineralization also continued during the fourth quarter of 2009. The uranium ore stockpile on the ROM pad currently stands at approximately 2.5Mt of 1,000 ppm U and 0.8% Cu. This copper-uranium ore is being diverted away from the copper concentrator, and is being classified as “waste” to the copper project. This uranium-rich copper ore stockpile may be treated at a later date, if and when the Company builds a uranium processing plant.

The 20 Mtpa copper processing plant continues to perform to expectation and is capable of producing in excess of its design capacity based on achieved throughput rates to date.

Lumwana Mine Production Statistics

Production Statistic	Measure	2009	2008	2007
Total mine material movement	Tonnes (m)	81.21	—	—
Ore mined	Tonnes (m)	13.09	—	—
Ore processed	Tonnes (m)	13.69	—	—
Head grade	Copper %	0.95	—	—
Copper recovery	Copper %	84.51	—	—
Concentrate grade	Copper %	43.09	—	—
Copper produced in concentrate	Tonnes	109,413	—	—
Copper produced in concentrate	Pounds (m)	241,214,541	—	—
Average C1 operating cost	Per Pound	$1.49	—	—

Offtake

During the year, concentrate delivery was predominantly directed to the Chambishi Copper Smelter Limited (“CCS”) operated by China Non-ferrous Metal Mining and Yunnan Copper, and the Konkola Copper Mines Plc (“KCM”) smelter at Nchanga on the Zambian Copperbelt, which when combined, account for a large majority of Lumwana’s forecast production.

In May 2009, the Company signed a five year concentrate offtake agreement with KCM for the smelting at KCM’s new Nchanga smelter on the Zambian Copperbelt, of annual quantities of between 70,000 and 80,000 dry metric tonnes of concentrates from the Lumwana Mine. The agreement also permits an option by mutual agreement for the smelting of additional annual quantities of Lumwana Mine copper concentrates under the same terms. KCM is majority owned by Vedanta Resources Plc, a London listed metals and mining company. During the second quarter of 2009, the Company terminated its offtake with Mopani Copper Mines Plc. The KCM offtake supplements the Company’s primary long-term offtake agreement with CCS, which when combined, will account for a large majority of Lumwana’s forecast production.

Town Development

The Lumwana town development continues to advance with 734 houses completed as at December 31, 2009. The commercial and retail developments, including the recently opened Lumwana supermarket, are advancing and a self-sustaining modern town environment is being developed.

Corporate Activities

During the year Mr. Harry Michael, Vice President, Operations and Chief Operating Officer resigned, effective December 2009.

In October 2009, Mr. Adam Wright commenced in the position of Managing Director, Lumwana Mining Company Limited (“LMC”). In December 2009, Mr. Cobb Johnstone was appointed Chief Operating Officer for Equinox effective January 2010. Both Mr. Wright and Mr. Johnstone bring extensive mining and plant operating experience to Lumwana and Equinox.

Also during the year Mr. Carl Hallion was appointed as Vice President, Business Development and Ms. Sonya Stark joined the Company as Vice President, Corporate Affairs and Corporate Secretary.

In April 2009, Equinox announced and completed an offering of common shares for gross proceeds of C$184.0 million. The net proceeds of the offering were used to strengthen the cash position of the Company, to fund expansion opportunities, to extinguish the PD Zambia royalty and general corporate purposes.

In September 2009, Equinox’s wholly-owned subsidiary LMC exercised its option to extinguish Phelps Dodge Mining (Zambia) Limited’s (PD Zambia) right to receive a 1% net smelter return royalty from the Lumwana project at a cost of US$12.8 million. The royalty had been a part of the original sale agreement in respect of Lumwana between Equinox and PD Zambia. In February 2010, Equinox secured commitments from four leading commercial banks for a new $400.0 million corporate loan facility (the “Corporate Facility”). The Corporate Facility affords Equinox greater flexibility than the existing Lumwana Project debt facilities therefore the Company will utilize the Corporate Facility to repay its existing senior and subordinated project debt facilities. The key features of the corporate facility are a three year US$220.0 million term loan (the “Term Loan”) with quarterly principal and interest repayments and a five year US$180.0 million revolving facility (the “Revolving Facility”) that allows the Company to repay and redraw up to the facility limit over its term. This new corporate loan facility will provide the much greater flexibility than the project debt facility, reducing the number of restrictive covenants and eliminates the requirements for a cash sweep, the cost overrun facility and hedging. Financial close under the Corporate Facility was achieved on March 9, 2010. See “Subsequent Events” in this MD&A for further details on the Corporate Facility.

Expansion and Optimization Plans

Significant opportunities exist at the Lumwana Mine following the completion of ramp up: (i) to further expand and optimize the mine and concentrator throughput rate, (ii) to assess and evaluate the additional near mine deposits discovered to date, and (iii) to develop the Lumwana Mine uranium resource. Equinox will continue to assess these opportunities for expansion and organic growth at the Lumwana Mine.

The Lumwana processing plant is capable of treating ore at rates above the design capacity of 20 Mtpa and management believes it is capable of treating about 24 Mtpa without any significant modification. Once Lumwana reaches design capacity, it is the Company’s objective over an expected period of 18 months, to increase mine output to achieve this 24 Mtpa target. However, given the very large resource and long mine life of the Lumwana project, there is potential to increase mine output further to in excess of 30 Mtpa. Such an increase will require expansion of the processing plant and mining fleet. Studies have commenced to optimize the expanded throughput rate and determine the scale and cost of such an expansion.

Details with respect to the resources at Luwmana are contained in the Technical Report (as defined below). See Cautionary Statements – Technical Information”.

In 2008, Equinox completed its uranium feasibility study (UFS) investigating the onsite treatment of discrete and high grade uranium mineralization contained within the Lumwana Mine copper pitshells. The UFS confirmed the potential viability of onsite uranium treatment.

Should Equinox be successful in negotiating viable uranium offtake agreements and securing the requisite project capital financing, the Company estimates uranium plant construction to take approximately 18 to 24 months. The decision to proceed with the development of the Lumwana uranium project will depend, subject to approval by the Equinox board of directors, on a number of factors including satisfactory financing and the negotiation of offtake terms. The stockpiling of Lumwana Mine uranium ore is ongoing and at December 31, 2009 the stockpile totalled 2.5Mt of 1,000 ppm uranium and 0.80% copper.

Equinox will continue to review and assess opportunities for organic growth and expansion, and corporate opportunities to grow the Company.

Exploration Activities

Though Equinox has been focusing on the commissioning and ramping up of production at the Lumwana Mine, it has maintained an exploration program in Zambia primarily directed towards the 1,355 km2 Large Scale Mining License LML-49 that surrounds the Lumwana Mine. During 2009, exploration work continued to focus on evaluating and ranking targets at Lumwana:

•

At Chimiwungo, an IP survey of 114 line kilometres covering an area of 22 km2 identified significant chargeability anomalies over the down dip portion of Chimiwungo East. This area has not been drill tested by the Company in the past and was only poorly tested with historical drilling in the 1960s. This is interpreted to indicate a highly prospective plunging shoot of sulphidic mineralization which will be drill tested in 2010, potentially providing an extension to the Chimiwungo Deposit.

•

On the west side of the Mwombezhi Dome, anomalous copper geochemistry and geophysics has defined the Odile Prospect, west of Malundwe. Further geophysics and drilling is planned for this target in 2010.

•

IP surveying confirmed the presence of plunging shoots of chargeable material, possibly sulphides, at Lubwe West, northeast of Chimiwungo. Further target definition at this target may justify drilling.

•	Ground spectrometer work targeting uranium was also completed over 230 line kilometres at Lubwe.

Equinox has been granted the 2,200km2 Mufapanda licence, an iron oxide-copper-gold target some 200 km west-north-west of Lusaka. A reconnaissance field visit identified an outcropping zone over 8 km of hematite-magnetite breccias above a magnetically active granitoid. Following anomalous assay samples from this zone the Company plans to undertake an airborne magnetic and radiometric survey of 10,820 line kilometres to provide the foundation for future exploration activities in 2010.

The Company holds additional regional exploration tenements and applications elsewhere in Zambia that have been affected by the introduction of new legislation in 2008 which govern the title and commitments on prospecting licenses. The Company is working closely with the Government of the Republic of Zambia (“GRZ”) to resolve the inconsistencies and ambiguities in the legislation before committing expenditure to the regional tenements.

ZESCO Update

The Company previously announced that it is in dispute with ZESCO Limited (“ZESCO”), Zambia’s national power supply utility, over electricity charges believed by ZESCO to be incurred by the Company between 2007 and 2008. ZESCO has claimed invoice values totalling $9.0 million for the period up to December 31, 2008. However, based on legal advice, the Company has determined a value of $2.0 million is payable based on the terms of the contract. The Company disputes ZESCO’s claim, and has paid $2.0 million to ZESCO while conducting negotiations in an effort to resolve the matter. As a result of internal management changes at ZESCO discussions have been ongoing with the utility’s new management and Equinox believes that the matter will be resolved in a reasonable manner. Continuity of power supply has not been affected by this dispute.

Zambian Tax Legislation

The GRZ enacted a number of changes to the Zambian tax regime, particularly in relation to mining companies on April 1, 2008. This includes changes to the tax treatment that would increase corporate tax from 25% to 30%, the mining royalty from 0.6% to 3%, and a number of other proposed additional imposts including a “variable profit tax”, a 15% export tax on concentrate, a “windfall tax” and treatment of hedging income as separate source income.

On January 30, 2009, the Minister of Finance of the GRZ announced changes to the 2009 budget which included the abolition of a number of changes enacted in 2008, including the removal of the windfall tax, 15% export tax and the hedging activity quarantine provisions.

In 2005 the Company entered into a Development Agreement with the GRZ for its Lumwana Mine which provides LMC with a 10 year stability period in the regulatory environment, including taxation, and rights of independent arbitration in the event of any dispute. Following local and international legal advice, the Company believes that the Development Agreement overrides the changes to the Zambian tax regime enacted on April 1, 2008. Until it has resolved the uncertainty surrounding the application of the Development Agreement, the company has measured in the current year its taxation balances on the basis of the enacted legislation.

If the Company had calculated its taxation related balance based on the terms of the Development Agreement the royalty expense for the year ended December 31, 2009 would have reduced by an estimated $11.3 million and the income tax benefit for the year ended December 31, 2009 would have reduced by an estimated $12.2 million. The retained earnings loss position at December 31, 2009 would have reduced by an estimated $11.2 million.

The Company continues to hold discussions with the GRZ to ratify the terms of the Development Agreement.

FINANCIAL PERFORMANCE

FINANCIAL CONDITION

As at December 31, 2009, Equinox had cash resources of $109.1 million, an increase of $57.8 million from December 31, 2008 due to the April 2009 common share offering and operating cash flows from the Lumwana Mine. In addition, the Company had capital assets of $1,102.8 million which consist primarily of the Lumwana assets compared to $1,067.3 million at December 31, 2008 due to the capitalization in 2009 of Lumwana development costs prior to achieving commercial production and the ongoing construction of the Lumwana village. As at December 31, 2009, long-term debt, consisting of outstanding amounts under project and fleet debt facilities was $518.7 million compared to $613.4 million as at December 31, 2008 due to principal repayments made during 2009.

Financial Position

	As at December 31
(thousands of dollars, except as otherwise noted)	2009	2008	2007
Cash and cash equivalents	109,130	51,327	73,367
Property, plant and equipment	1,102,773	1,067,290	684,249
Total assets	1,457,674	1,471,131	828,002
Long-term debt	518,652	613,407	276,573
Total liabilities	777,102	760,923	409,664
Shareholders’ equity	680,572	710,208	418,338
Weighted average number of outstanding Shares (000’s)	670,385	583,800	538,313

Increasing cash and trade receivables from operations offset by derivative movements

Total assets, year on year, have remained steady ($1,457.7 million as at December 31, 2009 compared to $1,471.1 million as at December 31, 2008) despite positive operating cash flows, increasing trade receivables and inventory build-up as a result of the ramp up of the Lumwana Mine. This is primarily due to the copper price increasing during the year from $1.38 per pound at January 1, 2009 to close at $3.33 per pound at December 31, 2009. As a result the derivative instrument copper contracts (the “hedge book” or “hedging”) closed the 2009 financial year out of the money, the value declining by $364.0 million and switching from an asset of $256.7 million at December 31, 2008 to a liability of $107.3 million at December 31, 2009. Revenue was positively impacted by the strengthening copper price.

Reductions in long term debt offset by derivative movements

Net long term debt repayments of $134.9 million made during the year reduced the total long term debt balance at December 31, 2009. This reduction has been partially offset by the inclusion of $18.6 million of break fees associated with the refinancing of the Lumwana senior and subordinated project debt facilities and the resultant accelerated write down of previously capitalised loan origination costs. The long term debt balance at December 31, 2009 is $518.7 million, a reduction of $94.8 million from the prior year.

The increasing copper price during the year has resulted in the Company’s hedge book closing the year out of the money and in a liability position of $107.3 million as discussed above.

The income tax benefit of $56.9 million recorded on the loss for 2009 has resulted in a reduction of the future income tax liability from $62.8 million in 2008 to $5.9 million in 2009.

Payment of mineral royalties, customs duties and withholding taxes totalling $36.2 million for 2009 have been deferred under the terms of the Development Agreement. Under the terms of the Development Agreement these amounts are deferred until the Lumwana debt is eliminated.

Shareholders’ equity decreases due to non-cash hedging losses

Despite recording an operating profit of $195.7 million for the year, the Company has posted a loss for the year of $183.1 million primarily due to non-cash hedging losses of $329.8 million related to the remaining hedge book being marked to market at the current strengthening copper price. Revenue has been positively impacted by the strengthening copper price.

Share capital increased over the year to $737.8 million at December 31, 2009 mainly due to the public offering of 102,235,000 common shares in April 2009, raising gross proceeds of C$184.0 million ($148.3 million).

CASH FLOW

	Fourth Quarter (unaudited)			Financial Year

(in thousands of dollars)	2009	2008	2007	2009	2008	2007
Operating activities	36,858	(20,369)	(18,569)	95,129	(81,631)	(42,491)
Financing activities	(41,044)	85,767	158,330	12,641	386,898	470,185
Investing activities	(6,791)	(64,259)	(117,868)	(50,252)	(327,797)	(421,648)

Net increase / (decrease) in cash and cash equivalents	(10,977)	1,139	21,893	57,518	(22,530)	6,046

Fourth Quarter

Positive cash inflow from operating activities due to increased production and higher copper price

Cash inflow from operating activities of $36.9 million for the quarter ended December 31, 2009, compared to $20.4 million of cash outflow for the same quarter in 2008, was significantly higher when compared with the same quarter in 2008 due to the Lumwana Mine commercial production commencing in 2009. Operating profit from mining activities was offset by working capital movements, primarily increases in accounts receivable of $55.0 million due to increased fourth quarter production and higher copper prices than prior quarters.

Reduced cash inflow from financing activities due to long term debt repayments

Cash outflow from financing activities of $41.0 million for the quarter ended December 31, 2009 was the result of the $43.5 million net reduction in long term debt. Proceeds from the exercise of employee stock options at varying strike prices during the quarter contributed $2.5 million.

Cash outflows from investing activities lower due to completion of construction and commencement of operations at the Lumwana Mine

Cash outflows from investing activities of $6.8 million for the quarter ended December 31, 2009 was due to payments for property plant and equipment and included the continued development of Lumwana town and Lumwana Mine capital expenditure, which included preparing the mine for the wet season. In 2008 cash outflows of $64.3 million were incurred for the construction and development of the Lumwana Mine.

Financial Year

Positive cash inflow from operating activities due to Luwmana commencing commercial production

Cash inflow from operating activities of $95.1 million for the year ended December 31, 2009 was significantly higher when compared with $81.6 million cash used by operating activities in the 2008 financial year. The increase in the operating cash position for 2009, relative to the corresponding prior year period, was primarily due to an operating profit from mining activities which occurred following the commencement of commercial production at the Lumwana Mine. Working capital movements offset the operating cash flow primarily due to an increase in consumable stores of $36.7 million and an increase of $98.8 million in accounts receivable due to the ramp up of production. In addition proceeds of $34.2 million from derivative instruments settled during the year were received.

Reduced cash inflow from financing activities due to long term debt repayments

Cash inflow from financing activities of $12.6 million for the year ended December 31, 2009 was the result of the $141.0 million, net of costs, common share offering in April 2009, $8.4 million contribution from the exercise of employee share options and a net reduction in long term debt of $134.9 million. In 2008, significant debt draw downs ($350.0 million) contributed to a larger cash inflow from financing activities of $386.9 million.

Cash outflows from investing activities lower due to completion of construction and commencement of operations at Lumwana Mine

Cash outflows from investing activities of $50.3 million for the year ended December 31, 2009 was due to a $12.8 million payment to PD Zambia to extinguish their right to receive a 1% Lumwana Mine net smelter return royalty. In addition cash payments for property plant and equipment included the continued development of Lumwana town and Lumwana Mine capital expenditure, which included preparing the mine for the wet season. In 2008, cash outflows of $327.8 million were incurred for the construction and development of the Lumwana Mine.

RESULTS OF OPERATIONS

An operating profit of $195.7 million for the year ended December 31, 2009 was achieved by the Company compared to nil in 2008 following the commencement of commercial production at the Lumwana Mine on April 1, 2009. The operating profit was generated at the Lumwana Mine based on 109,413 tonnes of copper produced during the year. The operating profit was offset by a non-cash loss on derivative instruments during the year leading to a loss for the year of $183.1 million.

(in thousands of dollars, except as otherwise noted)	Fourth Quarter (unaudited)			Financial Year
Earnings and Deficit	2009	2008	2007	2009	2008	2007
Gross sales	233,431	—	—	531,962	—	—
Smelter treatment charges	(27,596)	—	—	(63,483)	—	—

Net sales revenue	205,835	—	—	468,479	—	—
Cost of sales	(110,443)	—	—	(272,818)	—	—

Operating profit	95,392	—	—	195,661	—	—
Derivative (losses)/income	(68,980)	262,545	—	(329,826)	271,520	—
Exploration	(1,706)	(2,977)	(2,746)	(5,119)	(10,262)	(7,114)
Other operating costs	(2,009)	(314)	—	(5,870)	(314)	(145)
General and administration	(3,452)	(2,393)	(2,739)	(10,241)	(8,388)	(11,194)
Financing costs	(44,465)	(685)	(2,595)	(76,871)	(3,660)	(2,595)
Incentive stock options expensed	(579)	(908)	(2,083)	(1,989)	(4,953)	(11,993)
Other (expenses)/income	(196)	(7,339)	1,887	(5,708)	(3,325)	4,805
Future income tax benefit/(expense)	(1,470)	(64,632)	(823)	56,900	(67,937)	(312)

(Loss)/ Profit for the period	(27,465)	183,297	(9,099)	(183,063)	172,681	(29,415)

Basic earnings (loss) per share	(0.04)	0.31	(0.02)	(0.27)	0.30	(0.06)
Diluted earnings (loss) per share	(0.04)	0.30	(0.02)	(0.27)	0.29	(0.05)
Weighted basic average shares (000s)	706,210	593,651	564,708	670,385	583,800	658,312
Weighted diluted average shares (000s)	719,490	611,163	603,550	683,665	601,312	673,077

Fourth Quarter

An operating profit of $95.4 million was achieved by the Company for the quarter ended December 31, 2009. The operating profit from the Lumwana Mine was based on 34,626 tonnes of copper produced in concentrate during the quarter and represents a 23% increase in production over the prior quarter. The operating profit was offset by a loss on derivative instruments and financing costs associated with the debt refinancing in the first quarter of 2010 leading to a net loss for the quarter of $27.5 million.

Major items affecting the net loss for the fourth quarter included the following:

1.	Lumwana Mine Production

The Lumwana Mine achieved an operating profit of $95.4 million for the quarter ended December 31, 2009 (2008: nil) due to the increasing copper production and the high average copper price during the quarter of $3.01 per pound.

2.	Non-cash hedging Instrument Losses

The Company’s derivative instrument position has created a non-cash hedging loss of $69.0 million during the quarter ended December 31, 2009 (2008: gain of $262.5 million) as a result of revaluing the entire remaining hedge book to current market prices and the strengthening copper price from $2.78 per pound at September 30, 2009 to $3.33 per pound at December 31, 2009.

3.	Financing Costs

Debt servicing costs associated with the Lumwana Mine long term debt and lease facilities totalled $44.5 million for the quarter ended December 31, 2009. The refinancing of the Lumwana Project debt senior and subordinated facilities has resulted in accelerated amortization of capitalized financed fees of $12.6 million as well as recording break fees of $18.2 million.

Financial Year

An operating profit of $195.7 million was achieved by the Company for the year ended December 31, 2009. The operating profit from the Lumwana Mine was based on 109,413 tonnes of copper produced in concentrate during the year. The operating profit was offset by a loss on derivatives instruments during the year ended December 31, 2009 leading to a net loss of $183.1 million.

Major items affecting the net loss for the financial year included the following:

1.	Lumwana Mine Production

The Lumwana Mine achieved an operating profit of $195.7 million for the year ended December 31, 2009 (2008: nil) largely due to the increasing copper production and the increasing copper price.

Operating profit is stated for the nine month period ended December 31, 2009 due to commercial production commencing April 1, 2009.

2.	Non-cash hedging Instrument Losses

The Company’s derivative instrument position has created a non-cash hedging loss of $329.8 million during the year ended December 31, 2009 (2008: gain of $271.5 million) as a result of revaluing the entire remaining hedge book to current market prices and the strengthening copper price from $1.38 per pound at December 31, 2008 to $3.33 per pound at December 31, 2009. The Company’s hedge book at December 31, 2009 consists of forward contracts totalling 41,360 tonnes of copper at an average strike price of $5,603 per tonne ($2.54 per pound) and put options totalling 29,400 tonnes of copper at an average strike price (net of premium payable) of $4,335 per tonne ($1.97 per pound).

3.	Financing Costs

Debt servicing costs associated with the Lumwana Mine debt and lease facilities totalled $79.9 million for the year ended December 31, 2009. Finance costs consist of interest expense on the long term debt plus amortization of financing fees associated with establishing the Lumwana Mine debt facility. In addition break fees associated with the refinancing of the Lumwana Project senior and subordinated debt facilities of $18.2 million have been recognized for the year ended December 31, 2009.

4.	Income Tax Benefit

The income tax benefit of $56.9 million for the year ended December 31, 2009, compared to an expense of $67.9 million for the year ended December 31, 2008, was largely the product of the $329.8 million derivative instruments losses. The Company’s effective tax rate for the year was 24% which is lower than the Canadian statutory rate of 33% due to permanent non-deductible costs of the Lumwana Mine and not recognizing tax benefits for a number of subsidiaries within the group. Also the statutory tax rate for the regions that the Company operates (other than Canada) have an income tax rate of 30%, which has lead to the lower effective income tax rate.

SUMMARY OF QUARTERLY RESULTS

The following table sets out a summary of the quarterly results for the Company for the last eight quarters. The financial data is derived from the Company’s interim unaudited financial statements, which are prepared in accordance with GAAP.

	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1
Total mine material movement (tonnes (m))	22.23	29.30	20.80	8.88	—	—	—	—
Ore mined (tonnes (m))	4.20	4.02	3.03	1.84	—	—	—	—
Ore processed (tonnes (m))	3.96	3.82	3.03	2.88	—	—	—	—
Head grade (Copper %)	0.94	0.92	0.98	0.93	—	—	—	—
Copper recovery (Copper %)	93	80	82	83	—	—	—	—
Concentrate grade (Copper %)	46	47	39	39	—	—	—	—
Copper produced in concentrate (tonnes)	34,626	28,111	24,413	22,263	—	—	—	—
Copper produced in concentrate (pounds (m))	76.34	61.97	53.82	49.08	—	—	—	—
Copper sold (tonnes)	31,410	26,470	23,640	23,970	—	—	—	—
Copper sold (pounds (m))	69.24	58.34	52.11	52.84	—	—	—	—
Average C1 operating cost (1) per pound ($)	1.53	1.46	1.46	—	—	—	—	—
Copper sales/revenue ($000’s)	233,431	170,798	127,734	—	—	—	—	—
Smelter treatment charges ($000’s)	(27,596)	(20,517)	(15,370)	—	—	—	—	—
Net sales revenue ($000’s)	205,835	150,281	112,364	—	—	—	—	—
Cost of sales ($000’s)	(110,443)	(86,173)	(76,269)	—	—	—	—	—
Operating profit ($000’s)	95,392	64,108	36,095	—	—	—	—	—
Derivative gains/(losses ($000’s)	(68,980)	(88,431)	(74,312)	(98,102)	262,545	13,736	—	—
Other income/(expense) ($000’s)	(196)	(1,142)	(2,636)	(999)	(7,339)	(3,987)	7,291	709
Net income/(loss) ($000’s)	(27,465)	(56,266)	(38,741)	(60,591)	13,296	(680)	(1,777)	(8,159)
Basic earnings/(loss) per share ($)	(0.04)	(0.08)	(0.06)	(0.10)	0.02	(0.00)	(0.00)	(0.01)
Diluted earnings/(loss) per share ($)	(0.04)	(0.08)	(0.06)	(0.10)	0.02	(0.00)	(0.00)	(0.01)
Basic weight average no. of shares (millions)	706.210	701.17	675.76	596.93	593.65	592.96	582.65	565.73
Diluted weight average no. of shares (millions)	719.490	715.93	695.42	614.45	611.16	610.29	599.25	609.14

(1)	C1 operating cost and operating profit are non-GAAP financial measures. See “Non-GAAP Financial Measures for more detail.

Further details regarding the Company’s results for 2009 are discussed throughout this document. Further information on Equinox’s quarterly results can be found in the respective quarterly financial statements and related management’s discussion and analysis on www.sedar.com.

OUTSTANDING SHARE DATA

The only class of equity securities of the Company outstanding as at December 31, 2009 is common shares. As at March 10, 2010, the Company had 707,511,545 common shares outstanding.

Equinox has a 2010 Long-Term Incentive Plan (the “Option Plan”). Options may be granted under the Option Plan to directors, officer, employees or service providers of Equinox. As at March 10, 2010, there were 16,006,086 incentive stock options outstanding with the exercise prices ranging from C$0.72 to C$4.96 per share.

LIQUIDITY & CAPITAL RESOURCES

As at December 31, 2009, Equinox had cash resources of $109.1 million, an increase of $57.8 million in the year due to cash inflows from operations as well as the share capital raised during the year, offset by long term debt repayments and increases in trade receivable and inventory working capital balances.

The Company had outstanding project and fleet debt facilities totalling $518.7 million at December 31, 2009.

The Company estimates production guidance for the full 2010 calendar year should be 135,000 tonnes (297.6 million pounds) of copper metal in concentrates at an average estimated C1 operating cost of $1.35 per pound. Meeting this target is dependent on a range of factors including mine and mill performance during the annual wet season and the improvement in the availability and utilization of the mining fleet and performance of the processing plant. The London Metals Exchange spot price of copper at December 31, 2009 was $3.33 per pound. On this basis the Company expects to generate positive cash flow for 2010 sufficient to fund ongoing operations, including discharging the Company’s current obligations in the normal course of business.

In addition, under the terms of its new Corporate Facility the Company can request an increase in the amount available under the Term Facility by $100.0 million and/or the Revolving Facility by $100.0 million, subject to the approval of the lenders. See “Subsequent Events” below for further information.

Contractual Obligations

(in thousands of dollars, except as otherwise noted)	Payments Due by Period As at December 31, 2009
Contractual Obligation	Total	Less than 1 year	1 year to 3 years	4 years to 5 years	After 5 years
Long term debt	523,147	113,229	220,191	9,727	180,000
Operating leases	825	135	690	—	—
Finance leases	32,114	11,660	15,750	868	3,836
Capital Commitments – Lumwana	12,339	12,339	—	—	—
Asset Retirement Obligation	20,671	—	—	—	20,671

Total Contractual Obligations	589,096	137,363	236,631	10,595	204,507

The outstanding capital commitment of the Company relates to construction costs for the Lumwana town and capital commitments of the Lumwana Mine.

The contractual obligations of long term debt shown in the table above reflect the repayment profile of the refinanced corporate debt under the Corporate Facility. See “Subsequent Events” below for further information.

During 2010, sustaining, development drilling and other discretionary minor capital projects at Lumwana Mine ($28 million) plus the completion of the Lumwana village ($18 million) are estimated at approximately $46 million. The capital expenditure program will be financed through operating cash flow.

SUBSEQUENT EVENTS

On February 24, 2010, the Company reached agreement with four leading commercial banks, Standard Bank Plc, Standard Chartered Bank, Industrial and Commercial Bank of China and BNP Paribas, to provide a new Corporate Facility totaling $400.0 million. The Corporate Facility affords Equinox greater flexibility than the existing Lumwana Project debt facilities therefore the Company will utilize the Corporate Facility to repay its existing senior and subordinated project debt facilities. Financial close under the Corporate Facility was achieved on March 9, 2010. The effect is that the 2010 calendar year principal repayments will total $113.4 million.

The key features of the Corporate Facility are as follows:

•

The three- year $220 million Term Facility with quarterly principal and interest repayments commencing on March 31, 2010. This facility attracts a credit margin of 4.00% over LIBOR and the 2010 principal repayments will total $61.0 million;

•

The five year US$180.0 million Revolving Facility that allows the Company to repay and redraw up to the facility limit over its term. The credit margin is 4.75% over LIBOR for the first two years, thereafter reducing to 4.00% over LIBOR. Interest charges are payable quarterly in arrears commencing on March 31, 2010. Three years after the first drawdown and annually thereafter, the Company can request a 12 month extension to the expiry date of the Revolving Facility;

•	The Company can request an increase in the amount available under the Term Facility by $100.0 million and/or the Revolving Facility by $100.0 million, subject to the approval of the lenders;

•

The Corporate Facility contains certain financial covenants based on the consolidated accounts for Equinox that are considered to be typical for a facility of this nature. The Corporate Facility also contains covenants that are specific to the performance of the Lumwana copper project. The Corporate Facility is less restrictive than the Company’s existing project debt facilities and does not contain any cash sweep provisions, nor does it require Equinox to maintain the existing US$45.0 million cost overrun facility (that still remains undrawn);

•	There are no mandatory hedging requirements attaching to the Corporate Facility; and

•	The existing asset backed finance facilities for the mining fleet, currently totaling $99.0 million, will remain in place.

Equinox will incur certain break fees of $18.6 million under the existing project debt facilities as a result of the refinancing of which $18.2 million has been recorded as finance costs for the year ended December 31, 2009.

NON-GAAP FINANCIAL MEASURES

The term “C1 operating cost” is a non-GAAP performance measure reported in this MD&A and prepared on a per pound of payable copper basis. The term C1 operating cost does not have any standardized meaning prescribed by GAAP and is therefore may not be comparable to similar measures presented by other issuers. C1 operating cost is a common performance measure in the copper industry and is prepared and presented herein on a basis consistent with the industry standard definitions. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company. The term is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP. C1 operating costs includes all mining and processing costs, mine site overheads and realization costs through to refined metal.

The following table provides, for the periods indicated, a reconciliation of the Company’s C1 operating cost measures to GAAP income statement presented in the financial statements:

	Year ended December 31
(in thousands of dollars, except as otherwise noted)	2009(1)	2008
Costs as reported in the income statement:
Direct and indirect mining costs	212,016	—
Smelter treatment charges	63,483	—

Total C1 operating cost of production	275,499	—

Payable copper (tonnes)	83,888	—
Payable copper (pounds)	184,941,163	—

C1 operating cost per pound of copper (whole dollars)	1.49	—

(1)	The Lumwana Mine commenced commercial production on April 1, 2009. The 2009 year to date production and cost data contained in this table represents the period from April 1, 2009 to December 31, 2009.

The term “operating profit” is a non-GAAP performance measure reported in this MD&A and represents net sales revenue less cost of sales as reported on the GAAP income statement presented in the financial statements. The term operating profit does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use the above terms and information to evaluate the Company. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides, for the periods indicated, a reconciliation of the Company’s operating profit measures to GAAP income statement presented in the financial statements:

	Year ended December 31
(in thousands of dollars, except as otherwise noted)	2009	2008
Revenue and costs as reported in the income statement:
Copper sales revenue	531,962	—
Smelter treatment charges	(63,483)	—

Net sales revenue	468,479	—

Direct and indirect mining costs	(212,016)	—
Amortization and depletion	(46,688)	—
Royalties	(14,114)	—

Cost of sales	(272,818)	—

Operating profit	195,661	—

FINANCIAL AND OTHER INSTRUMENTS

As at December 31, 2009, and pursuant to the lending requirements for the Lumwana Mine project debt facility, the Company has entered into a number of copper put options and forward contracts (the “hedge book”) relating to a proportion of its expected copper production at the Lumwana Mine designed to provide protection from exposure to unfavourable copper price movements.

Upon entering into the copper put option contracts, the Company incurred a premium of $86.5 million, due and payable on expiry of the underlying contracts. For the outstanding put options, expiring between January 2010 and March 2011, the fair value of the premium payable is $37.8 million. There is no premium or cost associated with the copper forward contracts.

Changes in the fair value of derivatives are recognized in the income statement. For part of the 2008 financial year the Company satisfied the requirements of hedge accounting, where changes in the fair value of the derivatives were initially recorded in other comprehensive income. However this was discontinued in the fourth quarter of 2008.

The mark-to-market fair value of all contracts is based on independently provided market rates and determined using standard valuation techniques. These techniques include the impact of counterparty credit risk.

At December 31, 2008, the average contract price (“strike price”) of the hedge book (net of put deferred premium payable) was $2.38 per pound versus a spot copper price of $1.38 per pound resulting in the hedge book being in the money with a mark-to-market asset fair value of $256.7 million.

At December 31, 2009, the spot copper price had increased to $3.33 per pound compared with an average strike price (net of put deferred premium payable) of $2.30 per pound resulting in the hedge book closing out of the money and dropping in value to a mark-to-market liability position of $329.8 million.

The total decline in value of the hedge book for the year ended December 31, 2009 was $364.0 million of which $329.8 million represents non-cash mark-to-market losses which have been recorded in the income statement, reversing previous gains recognized in 2008. The remaining balance of $34.2 million represents the net cash received from hedge contracts maturing during the year, which is reflected in the cash flow statement.

Derivative instruments included in the balance sheet comprise:

(in thousands of dollars)	December 31 2009	December 31 2008
Fair value of hedge book – start of period	256,679	(63,719)
Hedge contracts matured during period resulting in cash payment / (receipt)	(34,163)	(13,342)
Mark-to-market fair value gain / (loss) during period	(329,826)	333,740

Fair value of hedge book – end of period	(107,310)	256,679
Less: current portion	85,179	(127,570)

Total non-current derivative instruments	(22,131)	129,109

The following table summarizes the hedge book in place at December 31, 2009:

	2010	2011	Total
Copper put options:
Tonnes	24,400	5,000	29,400
Average strike price ($/tonne)	$5,673	$5,364	$5,620
Average strike price ($/lb)	$2.57	$2.43	$2.55

Copper forwards:
Tonnes	33,080	8,280	41,360
Average strike price ($/tonne)	$5,663	$5,367	$5,603
Average strike price ($/lb)	$2.57	$2.43	$2.54

RISKS AND UNCERTAINTIES

The Company’s operations and results are subject to a number of different risks at any given time. These risk factors include, but are not limited to: unanticipated expenses or unforeseen delays and other contingencies that could have a material adverse effect on the ramp-up of the Lumwana Project; the exploration for, and development of, mineral deposits involves significant risks and there is no assurance that expenditures incurred in the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore; there is no assurance that production estimates can be achieved; there is no assurance that operating cost estimates can be achieved; Equinox has a substantial amount of indebtedness as a result of entering into the Lumwana Project debt facility and its ability to make principal and interest payments thereon depends on its ability to generate cash from mining operations; copper prices are subject to significant fluctuation and are affected by a number of factors which are beyond the control of Equinox; the development and success of the Luwmana Project is primarily dependent on the future price of copper; calculations of mineral reserves and mineral resources are estimates only; the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and any material change in the quantity of mineral reserves, mineral resources, classification of ore types, grade or stripping ratio may affect the economic viability of the Lumwana Project. As uranium material is being extracted from the Lumwana pits, stockpiled and potentially processed, uranium is a radio-active element and poses a long-term environmental hazard and a risk to the health of workers and although Equinox plans to take all reasonable precautions for the safe handling and disposal of this material, there can be no assurance that Equinox will not incur costs related to damage caused to workers and the environment by the radioactivity of the uranium. Equinox has entered into “take and pay” concentrate off-take agreements for copper concentrates to be produced by the Lumwana Project, however there is no guarantee that Lumwana concentrates will always meet the required specifications, including the content of deleterious elements such as uranium, that the off-takers will perform to these contracts or could charge increased costs or penalties that could have a material adverse effect on project costs , that the Company will be able to negotiate additional off-take contracts or that the terms of such contracts will be economically viable; the Luwmana Project currently accounts for all of the Company’s mineral resources and reserves and, as such, Equinox’s performance is heavily dependent on the Luwmana Project; mining operations, such as those at the Luwmana Project, involve a high degree risks and operational hazards generally, including mining fleet availability and utilization, the performance of contractors and suppliers in maintaining and repairing the mining fleet, contract mining efficiency and cost effectiveness, adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in regulations and natural phenomena such as inclement weather conditions, floods and earthquakes; Equinox does not insure against all potential risks associated with its operations; the current global financial crisis may impact Equinox’s ability to obtain equity or debt financing in the future on favourable terms and may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses; if Equinox fail to satisfy any covenant contained in the Lumwana Project debt facility, or if there is an event of default under the facility’s terms, there is no guarantee that Equinox will be able to obtain alternative financing on acceptable terms to satisfy the Company’s operating and development costs; Equinox’s operations and activities are subject to environmental laws and regulations, including the maintenance of air and water quality standards, land reclamation and the generation, transportation, storage and disposal of solid and hazardous waste; environmental legislation is evolving in a manner which will require stricter standards and assessments and greater enforcement; Equinox has assets and operations in certain countries where such assets and operations are subject to various political, economic and other uncertainties; in the event of a dispute arising from foreign operations, Equinox does not at present hedge currency futures and, although 30% of the first three years of copper production is hedged, there is no assurance that a commodity hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful; Equinox is currently involved in certain legal disputes which, if unable to resolve favourably, may have a material adverse impact on its financial condition; Equinox’s title to its properties may be subject to challenge and the existence of possible undetected defects and the Company may be unable to operate its properties as permitted or may be required to enforce its rights with respect to its properties; and the Company’s ability to manage its operation, exploration and development activities depends on a small number of key employees, the loss of any of whom could have an adverse effect on the Company. The majority of Equinox’s workforce in Zambia are members of the Zambian mineworkers unions and, while the labour unions are generally supportive, their activities could lead to labour unrest, strikes and/or decreased productivity

There are also key risks specific to the Lumwana Project, which include, but are not limited to, the following: road access to the Luwmana Project is limited to a single road; a failure by ZESCO to provide adequate power on a continuous basis or the outcome of the legal dispute with ZESCO could materially affect operations at Lumwana; the Lumwana Project, which represents a majority of Equinox’s property, is located in Zambia which has historically experienced high levels of inflation; and proposed changes to the Zambian tax regime or failure by the Zambian Government to honour the Lumwana Development Agreement may have an adverse effect on the economics of the Lumwana Project.

The Company’s risk factors are discussed in detail in the Company’s AIF which is available on SEDAR at www.sedar.com and should be reviewed in conjunction with this document.

CRITICAL ACCOUNTING ESTIMATES

The accounting policies that involve significant management judgment and estimates are discussed in this section. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. For a complete list of the significant accounting policies, reference should be made to note 2 of the 2009 audited consolidated financial statements.

Mineral reserve estimates used to measure amortisation of property, plant and equipment

The amortisation expense is based on the estimated useful economic life of the mine reserves. The estimate which will most significantly affect the measurement of amortisation is quantities of proven and probable copper reserves. This estimate is complex and requires significant subjective assumptions that arise from evaluation of geological, geophysical, engineering and economical data for the orebody. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Such changes in the data and/or assumptions could cause reserve estimates to substantially change from period to period. Actual copper production could differ from expected copper production based on the reserves, and an adverse change in copper price could make a reserve uneconomic to mine.

Impairment of property plant and equipment

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment assessments are based on estimates of future cash flows, which include: the quantity of mineral reserves; future metal prices and future operating and capital costs to mine and process the Company’s reserves. The variability of these factors depends on a number of conditions, including the uncertainty of future events and, as a result, accounting estimates may change from one period to another. Asset balances could be materially impacted if other assumptions and estimates had been used. In addition, future operating results could be impacted if different assumptions and estimates are applied in future periods.

Revenue recognition

The Company’s sales agreements require final prices to be determined in a future period. For this purpose, it is necessary for management to estimate the final prices received based on current prices for copper. As a result of the significant volatility in current metal prices, actual results may materially differ from those initially recorded when final prices are determined. Management follows the industry practice of re-pricing any provisionally priced sales at the end of each reporting period based on published copper forward curve prices and any differences/adjustments are recorded in the current period’s earnings.

Derivative valuation

The Company enters into derivative instruments to mitigate exposures to copper commodity prices. Fair values for derivative instruments are determined using valuation techniques which use assumptions and estimates based on market conditions existing at reporting date. Realized gains and losses are recorded as a component of operating cash flow.

Future Income Taxes

See “Operations – Zambian Tax Legislation” above for further information

Asset Retirement Obligation

The Company records asset retirement obligations at fair value in the period in which the liability is incurred. Fair value is determined based on the estimated future cash flows required to settle the liability discounted at the Company’s credit adjusted risk free interest rate. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted over time to its full value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset.

Exploration and Evaluation Costs

Exploration and evaluation expenditure costs incurred by the Company are accumulated separately for each area of interest. Such expenditures are comprised of net direct costs and an appropriate portion of related overhead and foreign exchange movement on loans directly attributable to the project.

Exploration and evaluation expenditure for each area of interest are written off as incurred, unless such costs are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company’s rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company’s title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs are transferred to mine development once a development decision has been taken. Deferred exploration and evaluation costs are amortized over the estimated useful life of the ore body, on a units of production basis, from the commencement of commercial extraction, or written off it the property is sold or abandoned.

Borrowing cost included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Where impairment indicators are present management assesses the recoverable value of mineral properties and where management believe those values to be lower than the carrying values, such expenditure will be written down to fair value accordingly. Management’s estimate of fair values is subject to risks and uncertainties affecting the recoverability of the Company’s investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of mineral properties, deferred exploration and evaluation costs.

CHANGES IN ACCOUNTING POLICIES & INITIAL ADOPTION

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (the “CICA”) issued Abstract EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, which applies to interim and annual financial statements for periods ending on or after January 20, 2009. The Company has adopted these recommendations and there was no material impact on the Company’s financial statements.

Mining Exploration Costs and Impairment Testing of Mineral Exploration Properties

In March 2009, the Emerging Issues Committee of the CICA approved Abstract EIC-174 “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties and the analysis recommended to be performed to determine if there has been an impairment of mineral exploration properties. The Company has applied this new abstract for the year ended December 31, 2009 and there was no material impact on its financial statements as a result of applying this abstract.

Financial Instruments

In December 2008, the CICA issued amendments to Financial Instruments sections 3855, 3861 and 3862 permitting reclassification of a financial asset or liability out of the held-for-trading or available-for-sale category to other financial instruments categories in specified circumstances effective on or after July 1, 2008. The adoption of these amendments had no impact on the financial results of the Company.

In June 2009, the CICA amended the financial instruments – Disclosures section 3862 to require enhanced disclosure about the fair value assessments of the financial instruments. The new disclosures are based on a fair value hierarchy that categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate the fair values. The amendments apply to annual financial statements for fiscal years ending after September 30, 2009. The Company has adopted these disclosures effective in the December 31, 2009 annual financial statements (note 20).

In August 2009, the CICA amended Financial Instruments section 3855 to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. This Section has also been amended to change the categories into which a debt instrument is required or permitted to be classified, change the impairment model for held-to- maturity financial assets, and require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances. The Impaired Loans section 3025 was also amended to conform the definition of a loan to that in amended Section 3855 and to include held-to-maturity investments within the scope of the Impaired Loans section. The adoption of these amendments had no impact on the financial results of the Company.

Business Combinations and Consolidated Financial Statements

In January 2009, the CICA issued three new accounting standards: Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling interests”. These new standards will be effective for fiscal years beginning on or after January 1, 2011.

Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3, “Business Combinations”. Sections 1601 and 1602 together replace section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS-27, “Consolidated and Separate Financial Statements”. Management does not believe the new standards will have a material impact on Equinox Minerals financial statements.

International Financial Reporting Standards

In 2008, the Canadian Accounting Standards Board announced its decision to replace GAAP with International Financial Reporting Standards (“IFRS”) for Canadian publicly accountable enterprises.

The effective changeover date is January 1, 2011, at which time GAAP will cease to apply and will be replaced by IFRS. Following this timeline, the Company will issue its first set of interim financial statements prepared under IFRS in the first quarter of 2011, with one period of comparative information also compiled under IFRS.

Equinox has identified the relevant differences between GAAP and IFRS and an initial assessment was made of the impact of the required changes to the existing accounting systems, business processes, and requirements for personnel training and development. Based on the initial assessment of the differences applicable to Equinox, a conversion plan has been developed to manage the transition to IFRS. As part of the conversion plan, Equinox is in the process of analyzing the detailed impacts of these identified differences and developing solutions to address these differences. The Company is currently on target with its original conversion plan.

The major deliverables of the conversion project include:

•	diagnostic report to explore potential impact of changes in accounting standards (completed);

•	project plan (completed but will be updated as needed to reflect new developments);

•	analysis of impact of changes to each accounting standard (completed);

•	preparation of accounting policy and procedures manual; (in progress); and

•	development of a process and system to prepare financial statements in accordance with both GAAP and IFRS (in progress).

The Company continues to work through the major deliverables of the conversion plan and estimates completion of this plan in the third quarter of 2010.

IFRS 1, “First time Adoption of International Financial Reporting Standards”, provides companies adopting IFRS for the first time with a number of optional exemptions and certain mandatory exception to facilitate the preparation of the opening balance sheet. The Company has reviewed the optional exemptions and will implement the exemptions in the first quarter of 2010.

Set out below are the key areas identified to date where significant changes in accounting policy are expected.

Asset Retirement Obligation: Under IFRS, the Company will be required to continually update the amount of the asset retirement obligation (“ARO”) liability recognized for changes in the discount rate whereas under GAAP, the existing present value of the estimated liability do not require subsequent adjustment for market interest changes in the discount rates. IFRS requires that an entity review the carrying amount of a non-financial liability at each balance sheet date and adjust to reflect the current amount that the entity would rationally pay to settle the present obligation or to transfer it to a third party on the balance sheet date. Under IFRS, constructive obligations must be considered in addition to legal obligations when determining the ARO. Under GAAP, only legal obligations are considered when determining the ARO. It is expected that these changes may result in an increase in the asset retirement obligation.

Borrowing Costs: Under IFRS, capitalization of borrowing cost for certain qualifying assets is required, whereas under GAAP capitalization of borrowing cost is optional. As per its current accounting policy, the Company does capitalize borrowing cost. It is expected that this accounting change will not impact the Company’s financial results.

Impairment of Non-Financial Assets: Under GAAP an impairment test is performed on assets using a two-step approach whereby assets are first tested for recoverability based on the undiscounted cash flows they are expected to generate. If the undiscounted cash flow is higher than the carrying amount of the asset, then no impairment charge is required to be recorded. If the undiscounted cash flow is lower than the carrying amount of the asset, the asset is written down to its estimated fair value. Under IFRS, impairment testing is done using a one-step approach for both testing and measurement of impairment, with asset carrying amounts compared directly with the higher of the fair value less cost to sell and value in use (which uses discounted cash flows). This might result in more frequent write-downs where carrying amounts of assets were previously supported under GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis. However, the extent of any asset write-downs may be partially offset by the requirement under IFRS to reverse any previously impaired losses where circumstances have changed such that the impairments have reduced. GAAP prohibits reversal of impairment losses.

Income Tax: GAAP requires the recognition of future income tax assets of both the acquirer and the acquiree in a business combination to be recorded as part of the purchase price allocation. IFRS requires the deferred tax assets of the acquirer to be recorded as a separate transaction from the purchase price allocation. As a result, under IFRS, any deferred tax assets of the acquirer would be recognized through earnings, instead of a reduction of goodwill. It is expected that this accounting change will not impact the Company’s financial results as no business combination transactions have been entered into.

The above disclosure related to IFRS is based on management’s current interpretation of requirements and may change as new information becomes available.

REGULATORY DISCLOSURES

Corporate Responsibility for Financial Reports

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting.

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under National Instrument 52-109, was conducted as of December 31, 2009. Based on the results of that evaluation, the Chief Executive Officer and the Chief Financial Officer conclude that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this MD&A in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in the securities legislation.

Since the December 31, 2009 evaluation, there have not been any adverse changes to the Company’s controls and procedures and they continue to be effective and continue to be enhanced.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with GAAP. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention of timely detection of unauthorized transactions that could have a material affect on the annual or interim financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2009 by the Company’s management, including the Chief Executive Officer and the Chief Financial officer. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective.

Since the December 31, 2009 evaluation, there have not been any material adverse changes to the Company’s internal controls over the Company’s financial reporting. The Company continues to monitor and enhance the control environment internally.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additional, controls can be circumvented by the individual acts of some person, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Legal Proceedings, Disputes and Regulatory Actions

The Company may be involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Equinox’s financial position, statement of income or cash flows.

In assessing the loss contingencies related to legal proceedings that are pending against Equinox or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the quantities. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

The Company has previously announced that it is in dispute with ZESCO, Zambia’s national power supply utility, over electricity charges believed by ZESCO to be incurred by the Company between 2007 and 2008. ZESCO has claimed invoice values totalling $9.0 million for the period up to December 31, 2008. However, based on legal advice the Company has determined a value of $2.0 million to be payable based on the terms of the contract. The Company disputes ZESCO’s claim, and has paid $2.0 million to ZESCO while conducting negotiations in an effort to resolve the matter. The ZESCO Notice of Termination has been withdrawn and management discussions continue with ZESCO. Equinox believes that the matter can be resolved in a reasonable manner.

Deed of Cross Guarantee

On December 24, 2004, Equinox and certain Australian incorporated companies entered into a Deed of Cross Guarantee (the “Deed”) under which each company guarantees the liabilities of all other companies that are a party to the Deed. The companies which form this “Closed Group” (as defined by Australian Securities and Investments Commission Class Order 98/1418) are Equinox Minerals Limited, Equinox Resources Limited and Equinox Peru Ventures Limited.

CAUTIONARY STATEMENTS

Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to the Company’s strategy, projects, plans, prospects, future outlook, anticipated events or results or future financial or operating performance, constitutes “forward-looking statements” within the meaning of Canadian securities laws. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements can often, but not always, be identified by the use of words such as “plans”, “expects”, “is expected”, “is expecting”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “predicts”, “potential”, “continue” or “believes”, or variation (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, “potential to”, or “will” be taken, occur or be achieved or other similar expressions concerning matters that are not historical facts.

Without limitation, statements that management expects the Lumwana plant to ramp up to 20 Mtpa in the second half of 2010, that 2010 production will be 135,000 tonnes of copper metal in concentrates at the average operating cost of $1.35 per pound; that the Company estimates uranium plant construction to take 18 to 24 months; that the Company will incur break fees of approximately $18.6 million; and that the Company believes that its Development Agreement with the Government of the Republic of Zambia overrides the current changes to the Zambian tax regime, including the timing and other related matters of such statements, are forward-looking statements. The purpose of forward-looking statements is to provide the reader with information about management’s expectations and plans for 2010 and subsequent years. Actual results may vary. See “Risks and Uncertainties”.

Forward-looking statements are necessarily based on a number of factors, estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such factors, estimates and assumptions include, but are not limited to, anticipated financial or operating performances of Equinox, it subsidiaries and their respective projects; future prices of copper and uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; estimated costs of future production; the grade, quality and content of the concentrate produced; the sale of production and the performance of offtakers; capital, operating and exploration expenditures; costs and timing of the development of the Lumwana Mine, the costs of Equinox’s hedging policy; costs and timing of future exploration; requirements for additional capital; government regulation of exploration, development and mining operations; environmental risks; reclamation and rehabilitation expenses; title disputes or claims; and limitations of insurance coverage. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Without limitation, in stating that management expects the Lumwana plant to ramp up to 20 Mtpa in the second half of 2010 and that 2010 production should be 135,000 tonnes of copper metal in concentrates at the average operating cost of $1.35 per pound, the Company has assumed improvements in mine productivity and that the onset of the wet season will not impact operations more than expected. In stating that the Company estimates uranium plant construction to take 18 to 24 months, the Company has assumed that the costs of building such a plant will be feasible, that the materials, labour, regulatory approvals and other requirements will be available and that the price and demand for uranium will be profitable and that the underlying assumptions and information in the uranium feasibility study are correct. Further in relation to the mining of the orebody, it assumes that it will successfully segregate the uranium mineralization within the copper orebody at the lower 200 ppm U cutoff grade and produce concentrates that meet smelter specifications. In stating that the Company will incur break fees of $18.6 million, it has assumed that its calculations of break fees in accordance with the terms of the existing facilities is accurate and complete and that the legal and accounting advice received is correct. In stating that the Company believes that its Development Agreement overrides the current changes to the Zambian tax regime the Company has assumed that the legal advice received from its local and international legal advisors is correct.

Readers are cautioned that forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Equinox and/or its subsidiaries, including costs, production and returns, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors include, but are not limited to, risks inherent in the exploration and development of mineral deposits; operational risks inherent in the conduct of mining activities; risks relating to changes in copper and uranium prices; changes in demand and supply of copper and uranium; uncertainties inherent in the estimation of mineral reserves and resources; risks inherent in the estimation of future production and future production costs; the estimation of cash costs of copper production; risks related to the Company’s indebtedness including risks related to meeting its financial covenants; financing risks; risks related to interest rates; exchange rates; inflation or deflation; changes in the value of the U.S. dollar to foreign currencies; political and economic conditions of major copper producing countries; risks inherent in securing offtake arrangements and terms and/or enforcing such terms; insurance and uninsured risks; government regulation; titles, licences and permits; environmental risks; risks inherent in the estimation of reclamation costs; risks related to the Company’s hedging activities; estimation of asset carrying values; litigation; competition; reliance on key personnel; global financial conditions. These risks are discussed in this MD&A under the section entitled “Risks and Uncertainties”. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

Although Equinox has attempted to identify statements containing important factors that could cause actual actions, event or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this document based on the opinions and estimates of management on the date statements containing such forward looking information are made, and Equinox disclaims any obligation to update any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward looking information.

Technical Information

Certain technical information in this MD&A is summarized or extracted from the ‘‘Technical Report on the Lumwana Project, North Western Province, Republic of Zambia’’ dated June 2008 as re-filed in April 2009 (the “Technical Report”), prepared by Ross Bertinshaw, Principal, Golder Associates Pty Ltd Daniel Guibal, Corporate Consultant, SRK Consulting (Australasia) Pty Ltd, Andrew Daley, Director, Investor Resources Finance Pty Ltd, and Robert Rigo, Vice-President – Project Development, Equinox, each of whom is a “Qualified Person” in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Information of a scientific or technical nature contained in this MD&A arising since the date of the Technical Report is provided by Equinox management and was prepared under the supervision of Robert Rigo, Vice-President – Project Development or John Cooke, Exploration Manager, each of whom is a “Qualified Person” in accordance with NI 43-101. Readers are cautioned not to rely solely on the summary of such information contained in this MD&A, but should read the Technical Report which is posted on Equinox’s website (www.equinoxminerals.com) and filed on SEDAR (www.sedar.com) and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained herein and therein.